Filed Pursuant to Rule 424(b)(5)

Registration No. 333-177116

PROSPECTUS SUPPLEMENT

(To the Prospectus Supplement dated July 12, 2012 and the Prospectus dated October 28, 2011)

181,250 Shares

Common Stock

Ampio Pharmaceuticals, Inc. is offering 181,250 shares of our common stock pursuant to this prospectus supplement.

This prospectus supplement adds to, updates or changes information in, and should be read in conjunction with, the prospectus supplement dated July 12, 2012 and the prospectus dated October 28, 2011.

Our common stock is listed on the NASDAQ Capital Market under the symbol “AMPE”. On July 11, 2012, the last reported sale price of our common stock on the NASDAQ Capital Market was $4.281 per share.

Our business and an investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-5 of the prospectus supplement dated July 12, 2012, on page 5 of the prospectus dated October 28, 2011 and in the documents incorporated by reference into this prospectus supplement, the prospectus supplement dated July 12, 2012 and the prospectus dated October 28, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$3.2500	$589,062
Underwriting discount	$0.2275	$41,234
Proceeds, before expenses, to us	$3.0225	$547,828

The underwriters expect to deliver the shares against payment on or about July 18, 2012.

Aegis Capital Corp	Fordham Financial Management, Inc.

July 13, 2012

EXPLANATORY NOTE

The 181,250 shares of our common stock offered pursuant to this prospectus supplement are in addition to the 4,615,400 shares of our common stock offered pursuant to the prospectus supplement dated July 12, 2012.

This prospectus supplement adds to, updates and changes information in, and should be read in conjunction with, the prospectus supplement dated July 12, 2012 and the prospectus dated October 28, 2011. You should read each of these documents to understand the terms of the common stock offered pursuant to this prospectus supplement and important related information. You should also read and consider the information in the documents to which we have referred you under the caption “Incorporation of Documents by Reference” in this prospectus supplement.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the offering of 181,250 shares of our common stock pursuant to this prospectus supplement will be approximately $525,000 after deducting estimated underwriters fees and estimated offering expenses that we must pay and assuming we sell the maximum number of shares offered hereby.

We intend to use the net proceeds from this offering, together with net proceeds of approximately $13.4 million that we will receive from the sale of 4,615,400 shares of our common stock pursuant to the prospectus supplement dated July 12, 2012, for general corporate purposes, including conducting pivotal trials for Ampion and Zertane, Phase II and III trials for Optina, pre-IND development for methylphenidates and general working capital.

DILUTION

Our net tangible book value as of March 31, 2012 was $7,246,504, or $0.23 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of March 31, 2012. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale of 4,615,400 shares of our common stock pursuant to the prospectus supplement dated July 12, 2012 and the sale of 181,250 shares of our common stock pursuant to this prospectus supplement, at a price of $3.25 per share and after deducting the underwriting discount and estimated offering expenses we must pay, our as adjusted net tangible book value as of March 31, 2012 would have been approximately $21,171,487, or $0.59 per share. This represents an immediate increase in net tangible book value of $0.36 per share to existing stockholders and immediate dilution in net tangible book value of $2.66 per share to new investors purchasing our common stock in this offering. The following table illustrates this dilution on a per share basis:

Public offering price per share		$3.25
Net tangible book value per share as of March 31, 2012	$0.23
Increase per share attributable to new investors	$0.36
As adjusted net tangible book value per share after this offering		$0.59
Dilution per share to new investors		$2.66

The foregoing table and discussion is based on 31,161,169 shares outstanding on March 31, 2012 and excludes as of that date:

•	options representing the right to purchase a total of 3,672,074 shares of common stock at a weighted average exercise price of $1.65 per share; and

•	warrants representing the right to purchase a total of 649,979 shares of common stock at a weighted-average exercise price of $2.77 per share.

To the extent that outstanding options or warrants are exercised, investors purchasing our common stock in this offering will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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UNDERWRITING

The following supplements the disclosure contained in the “Underwriting” section of the prospectus supplement dated July 12, 2012.

Aegis Capital Corp. and Fordham Financial Management, Inc. are acting as representatives of the underwriters in the offering. We entered into an underwriting agreement, dated July 12, 2012 (the “Original Underwriting Agreement”), with the representatives providing for the issuance and sale of 4,615,400 shares of our common stock. On July 13, 2012, we entered into an amendment (the “Amendment”) to the Original Underwriting Agreement with the representatives providing for the issuance and sale of an additional 181,250 shares of our common stock. Subject to the terms and conditions of the Amendment, we have agreed to sell to each underwriter named below and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement, the number of additional shares of common stock listed next to its name in the following table:

Name of Underwriter	Number of Shares
Aegis Capital Corp.	179,438
Fordham Financial Management, Inc.	1,812

Total	181,250

Discounts and Commissions. The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us.

	Per share	Total
Public offering price	$3.2500	$589,062
Underwriting discount (7%)	$0.2275	$41,234
Proceeds, before expenses, to us	$3.0225	$547,828

INCORPORATION OF DOCUMENTS BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus supplement, and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

1.	Our Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 9, 2012;

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on May 4, 2012;

3.	Our Current Reports on Form 8-K (other than portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) filed with the SEC on January 13, 2012, March 22, 2012, July 9, 2012, July 10, 2012 and July 13, 2012; and

4.	The description of our common stock contained or incorporated by reference in our registration statement on Form 8-A (File No. 001-35182) filed with the SEC on May 17, 2011, including any amendment or reports filed for the purpose of updating such description.

In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and before the termination of the offering under this prospectus supplement are deemed to be incorporated by reference into, and to be a part of, this prospectus supplement.

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